Exhibit 99.2

SNDL Inc.
Form of Proxy – Annual and Special Meeting to be held on October 15, 2026	Trader’s Bank Building 702, 67 Yonge Street Toronto ON M5E 1J8

Appointment of Proxyholder

I/We being the undersigned holder(s) of common shares of SNDL Inc. (the “Corporation”) hereby appoint Zachary George, or failing this person, Matthew Husson (the “Management Nominees”)

OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein:

as my/our proxyholder with full power of substitution and to attend, act, and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders of the Corporation to be held as a virtual only meeting via live audio webcast online at: https://meetings.lumiconnect.com/400-607-609-65 using the password “SNDL2026” (case sensitive) on October 15, 2026 at 10:00 a.m. (Toronto time) (the “Meeting”) or at any adjournment or postponement thereof.at or at any adjournment thereof.

1.	Number of Directors. To set the number of directors to be elected at the Meeting at five (5).							For ☐	Against ☐

2.	Election of Directors.	For	Withhold		For	Withhold		For	Withhold
a.	Gregory Mills	☐	☐	b. Lori Ell	☐	☐	c. Zachary George	☐	☐
d.	Bryan Pinney	☐	☐	e. Gregory G. Turnbull	☐	☐

3.	Appointment of Auditors. Re-appoint CBIZ CPAs P.C. (successor to Marcum LLP) as the auditor of the Corporation for the ensuing year at such remuneration as may be fixed by the board of directors of the Corporation.							For ☐	Withhold ☐

4.	Share Consolidation. Consider and, if deemed advisable, approve a special resolution, with or without amendment, approving the consolidation of the common shares of the Corporation on the basis of no less than one (1) post-consolidation common share for two (2) pre-consolidation common shares and no more than one (1) post-consolidation common share for ten (10) pre-consolidation common shares, with the exact ratio to be set by the board of directors at such time they decide to implement such consolidation, which is expected to be before October 31, 2026, but in any event not later than one (1) from the date of the Meeting (or any adjournment or postponement thereof), as more particularly described in the Corporation’s information circular for the Meeting.							For ☐	Against ☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.		Signature(s):	Date
I/we authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by management of the Corporation (“Management”).
MM / DD / YY

Interim Financial Statements – Check the box to the right if you would like to receive interim financial statements and accompanying Management’s Discussion & Analysis by mail. See reverse for instructions to sign up for delivery by email.	☐	Annual Financial Statements – Check the box to the right if you would like to NOT RECEIVE the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. See reverse for instructions to sign up for delivery by email.		☐

DN:

INSTEAD OF MAILING THIS PROXY, YOU MAY SUBMIT YOUR PROXY USING SECURE ONLINE VOTING AVAILABLE ANYTIME:

This form of proxy is solicited by and on behalf of Management.

Proxies must be received by 10:00 a.m., Toronto time, October 13, 2026.

Notes to Proxy

1.  Each holder has the right to appoint a person, who need not be a holder, to attend and represent them at the Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse.

2.  If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, etc.) then all of the registered owners must sign this proxy in the space provided on the reverse. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.  This proxy should be signed in the exact manner as the name appears on the proxy.

4.  If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.  The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.  The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.  This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.  This proxy should be read in conjunction with the accompanying documentation provided by Management.

To Vote Your Proxy Online please visit:

https://vote.odysseytrust.com

You will require the CONTROL NUMBER printed with your

address to the right.

To Virtually Attend the Meeting:

You can attend the Meeting virtually by visiting

https://web.lumiagm.com and entering the meeting ID 400-607-609-653. You will require your 12-digit control number printed on the right side of this page. The meeting password is “SNDL2026” (case sensitive).

If you vote by Internet, do not mail this proxy.

To request the receipt of future documents via email and/or to sign up for Securityholder Online services, you may contact Odyssey Trust Company at https://odysseytrust.com/ca-en/help/.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail.